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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14d-9
                     Solicitation/Recommendation Statement
      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934


                     MORRISON MANAGEMENT SPECIALISTS, INC.
                           (Name of Subject Company)


                     MORRISON MANAGEMENT SPECIALISTS, INC.
                      (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING
                                PREFERRED STOCK
                         (Title of Class of Securities)


                                  618459-10-1
                     (CUSIP Number of Class of Securities)


                                JOHN E. FOUNTAIN
                     MORRISON MANAGEMENT SPECIALISTS, INC.
                     1955 LAKE PARK DRIVE, S.E., SUITE 400
                           SMYRNA, GEORGIA 30080-8855
                                 (770) 437-3300

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:


                            THOMAS R. MCNEILL, ESQ.
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

[X] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.
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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             ----------------------------------
                                             Name:  Glenn A. Davenport
                                             Title: President


February 6, 2001
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FOR IMMEDIATE RELEASE

CONTACT:      MORRISON MANAGEMENT SPECIALISTS, INC.     COMPASS GROUP PLC
              K. WYATT ENGWALL                          CHERYL WEBSTER
              770-437-3305                              704-329-4018

            COMPASS GROUP TO ACQUIRE MORRISON MANAGEMENT SPECIALISTS

         ATLANTA, GEORGIA, & CHARLOTTE, NORTH CAROLINA, February 6, 2001 - Compass Group PLC (CPG.L) and Morrison Management Specialists, Inc. (NYSE:MHI), today announced that they have entered into a definitive agreement under which Compass Group will acquire Morrison, the second-largest US healthcare and senior living foodservice company, in a cash tender offer and subsequent merger. The consideration for the Morrison equity is $563 million which will be paid in cash from Compass Group's banking facilities.

         The Board of Directors of both companies have unanimously approved the agreement, under which an acquisition subsidiary of Compass Group will commence a tender offer to purchase all shares of Morrison's outstanding common stock for $40 per share, in cash. The tender offer, which is not subject to a financing condition, is expected to commence within the next 10 business days and is expected to close in the first week of April.

         Gary Green, President and Chief Executive Officer, Compass Group, North America, said, "Morrison's proven track record of being "best in class" in the provision of foodservice for the healthcare industry enhances our portfolio of premier foodservice operators across all sectors of the industry. It really is a perfect fit. Bringing in Morrison together with Compass Group's Bateman division means that the group has a strong number two position in the healthcare


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foodservice industry in the U.S. and gives us a great platform for providing the best possible service and range of choices to the healthcare and senior dining marketplace."

         Morrison serves over 475 clients in the healthcare and senior living markets through Morrison Healthcare Services and Morrison Senior Dining. Green confirmed that Bateman, which in North America specializes in senior living/retirement foodservice, will combine with Morrison Senior Dining to create a formidable force in the senior living foodservice industry.

         Joining Gary Green in making the announcement, Glenn Davenport, who continues as President and Chief Executive Officer of Morrison, commented, "This is a great move for our shareholders, the Morrison team and our clients and customers. Compass Group is the largest foodservice company in the world and a major player in the US foodservice market. It brings tremendous opportunities for Morrison and our employees to reach many of our goals. We share a commitment to excellent service, quality, team member development and growth. Our clients and team members stand only to gain through the strengths and benefits we'll see as being part of this group."

         All members of the senior management teams of Morrison and Bateman will maintain current leadership roles and Green was pleased to confirm that no employee layoffs are planned as a result of the acquisition. Morrison will continue to operate under the Morrison name and its corporate headquarters will remain in Atlanta. A number of members of the senior management team of Morrison have entered into agreements to remain with the company following the transaction.

         The transaction is conditioned on the tender of a majority of the outstanding shares of the Morrison common stock on a fully diluted basis, the expiration or early termination of the Hart-Scott-Rodino waiting period and other customary conditions.


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         Compass Group was advised by Credit Suisse First Boston Corporation.
Morrison was advised by Bear, Stearns & Co. Inc.

         Compass Group is the world's largest foodservice company with annual revenues in excess of $10.7 billion employing over 250,000 people in 80 countries worldwide. The company is quoted on the London Stock Exchange and its website is www.compass-group.com. In North America alone the company has annual revenues of $3.2 billion and employs 86,000 people. Compass Group is the Official Catering Services Supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group will provide catering and concession services to the 3,500 residents of the Olympic Village as well as more than 125,000 people daily during the Olympic Winter Games, including members of the worldwide media, judges and officials. For more information, visit its North American Division website at www.compass-usa.com.

         Morrison Management Specialists, Inc. is the only national US company focused exclusively on providing food, nutrition and dining services to the healthcare and senior living markets. Morrison operates through Morrison Healthcare Food Services and Morrison Senior Dining, and serves several of the largest and most prominent integrated healthcare systems, hospitals and senior living communities in the United States. In fiscal year 2000, ended May 31, 2000, Morrison experienced a 20% increase in managed volume (total operating costs managed) to $778.6 million and a 36% increase in revenues to $441.1 million. Earnings before interest and taxes (EBIT) was $26.3 million in fiscal year 2000. For the six months ending November 30, 2000, compared with the same period in the prior year, Morrison achieved an 18% increase in managed volume to $429.2 million, a 35% gain in revenues to $263.4 million, and a 28% increase in EBIT to $16.6 million. Morrison's net assets at November 30, 2000, were $21.0 million,


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including $63 million of debt. This debt will be assumed by Compass Group. For more information, visit the Morrison website at www.iammorrison.com.

         The tender offer described in this press release for the outstanding shares in Morrison has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and related Letter of Transmittal to be mailed to Morrison shareholders. Morrison shareholders are strongly advised to read both the tender offer and statement and the solicitation/recommendation statement regarding the tender offer and the merger when they become available as those documents will contain important information. The tender offer statement (filed as Schedule TO) will be filed by Compass Group with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) will be filed by Morrison with the SEC when the tender offer commences. Morrison shareholders may obtain a free copy of these statements and other documents filed by Compass Group and Morrison at the SEC's website at www.sec.gov.

         This news release may contain "forward looking statements" which represent expectations or beliefs concerning future events. Investors are cautioned that a number of important factors could, individually or in the aggregate, cause actual events to differ materially from such forward looking statements. These factors include, without limitation, acceptance of the tender offer by Morrison's shareholders, timely receipt of regulatory approvals and the satisfaction or waiver of conditions contained in the agreement.


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